

The Proposed Acquisition of TaskUs Shortchanges Minority Shareholders

August 2025

Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF THINK INVESTMENTS LP AND ITS AFFILIATES (COLLECTIVELY, "THINK") AS OF THE DATE HEREOF. THINK RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AND FOR ANY REASON AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO CORRECT, UPDATE OR REVISE THE INFORMATION CONTAINED HEREIN OR TO OTHERWISE PROVIDE ANY ADDITIONAL MATERIALS.

ALL OF THE INFORMATION CONTAINED HEREIN IS BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO TASKUS (THE "COMPANY"), INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND OTHER SOURCES, AS WELL AS THINK'S ANALYSIS OF SUCH PUBLICLY AVAILABLE INFORMATION. THINK HAS RELIED UPON AND ASSUMED, WITHOUT INDEPENDENT VERIFICATION, THE ACCURACY AND COMPLETENESS OF ALL DATA AND INFORMATION AVAILABLE FROM PUBLIC SOURCES, AND NO REPRESENTATION OR WARRANTY IS MADE THAT ANY SUCH DATA OR INFORMATION IS ACCURATE. THINK RECOGNIZES THAT THERE MAY BE CONFIDENTIAL OR OTHERWISE NON-PUBLIC INFORMATION WITH RESPECT TO THE COMPANY THAT COULD ALTER THE OPINIONS OF THINK WERE SUCH INFORMATION KNOWN. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE RELIABILITY, ACCURACY, FAIRNESS OR COMPLETENESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN, AND THINK AND EACH OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES AND AGENTS EXPRESSLY DISCLAIM ANY LIABILITY WHICH MAY ARISE FROM THIS PRESENTATION AND ANY ERRORS CONTAINED HEREIN AND/OR OMISSIONS HEREFROM OR FROM ANY USE OF THE CONTENTS OF THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE INFORMATION AND OPINIONS INCLUDED IN THIS PRESENTATION CONSTITUTE FORWARD-LOOKING STATEMENTS, INCLUDING ESTIMATES AND PROJECTIONS PREPARED WITH RESPECT TO, AMONG OTHER THINGS, THE COMPANY'S ANTICIPATED OPERATING PERFORMANCE, THE VALUE OF THE COMPANY'S SECURITIES, DEBT OR ANY RELATED FINANCIAL INSTRUMENTS THAT ARE BASED UPON OR RELATE TO THE VALUE OF SECURITIES OF THE COMPANY (COLLECTIVELY, "COMPANY SECURITIES"), GENERAL ECONOMIC AND MARKET CONDITIONS AND OTHER FUTURE EVENTS. YOU SHOULD BE AWARE THAT ALL FORWARD-LOOKING STATEMENTS, ESTIMATES AND PROJECTIONS ARE INHERENTLY UNCERTAIN AND SUBJECT TO SIGNIFICANT ECONOMIC, COMPETITIVE, AND OTHER UNCERTAINTIES AND CONTINGENCIES AND HAVE BEEN INCLUDED SOLELY FOR ILLUSTRATIVE PURPOSES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE INFORMATION CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. THERE CAN BE NO ASSURANCE THAT THE COMPANY SECURITIES WILL TRADE AT THE PRICES THAT MAY BE IMPLIED HEREIN, AND THERE CAN BE NO ASSURANCE THAT ANY OPINION OR ASSUMPTION HEREIN IS, OR WILL BE PROVEN, CORRECT.

THIS PRESENTATION AND ANY OPINIONS EXPRESSED HEREIN SHOULD IN NO WAY BE VIEWED AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION WITH RESPECT TO THE COMPANY, COMPANY SECURITIES OR ANY TRANSACTION. THIS PRESENTATION IS NOT (AND MAY NOT BE CONSTRUED TO BE) LEGAL, TAX, INVESTMENT, FINANCIAL OR OTHER ADVICE. EACH RECIPIENT SHOULD CONSULT THEIR OWN LEGAL COUNSEL AND TAX AND FINANCIAL ADVISERS AS TO LEGAL AND OTHER MATTERS CONCERNING THE INFORMATION CONTAINED HEREIN. THIS PRESENTATION DOES NOT PURPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL OF THE INFORMATION THAT MAY BE RELEVANT TO AN EVALUATION OF THE COMPANY, COMPANY SECURITIES OR THE MATTERS DESCRIBED HEREIN.

THIS PRESENTATION DOES NOT CONSTITUTE (AND MAY NOT BE CONSTRUED TO BE) A SOLICITATION OR OFFER BY THINK OR ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES OR AGENTS TO BUY OR SELL ANY COMPANY SECURITIES OR SECURITIES OF ANY OTHER PERSON IN ANY JURISDICTION OR AN OFFER TO SELL AN INTEREST IN FUNDS MANAGED BY THINK. THIS PRESENTATION DOES NOT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR ENCOURAGEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT OR TO ENTER INTO ANY AGREEMENT WITH THE RECIPIENT. NO AGREEMENT, COMMITMENT, UNDERSTANDING OR OTHER LEGAL RELATIONSHIP EXISTS OR MAY BE DEEMED TO EXIST BETWEEN OR AMONG THINK AND ANY OTHER PERSON BY VIRTUE OF FURNISHING THIS PRESENTATION. NO REPRESENTATION OR WARRANTY IS MADE THAT THINK'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT THINK'S INVESTMENTS WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FUNDS MANAGED BY THINK CURRENTLY BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN AND MAY IN THE FUTURE BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN, COMPANY SECURITIES. THINK INTENDS TO REVIEW ITS INVESTMENTS IN THE COMPANY ON A CONTINUING BASIS AND DEPENDING UPON VARIOUS FACTORS, INCLUDING WITHOUT LIMITATION, THE COMPANY'S FINANCIAL POSITION AND STRATEGIC DIRECTION, THE OUTCOME OF ANY DISCUSSIONS WITH THE COMPANY, OVERALL MARKET CONDITIONS, OTHER INVESTMENT OPPORTUNITIES AVAILABLE TO THINK, AND THE AVAILABILITY OF COMPANY SECURITIES AT PRICES THAT WOULD MAKE THE PURCHASE OR SALE OF COMPANY SECURITIES DESIRABLE, THINK MAY FROM TIME TO TIME (IN THE OPEN MARKET OR IN PRIVATE TRANSACTIONS, INCLUDING SINCE THE INCEPTION OF THINK'S POSITION) BUY, SELL, COVER, HEDGE OR OTHERWISE CHANGE THE FORM OR SUBSTANCE OF ANY OF ITS INVESTMENTS (INCLUDING COMPANY SECURITIES) TO ANY DEGREE IN ANY MANNER PERMITTED BY LAW AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO NOTIFY OTHERS OF ANY SUCH CHANGES. THINK ALSO RESERVES THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO ITS INVESTMENTS IN THE COMPANY AS IT MAY DEEM APPROPRIATE.

Executive Summary

- In response to the investor presentation filed by **TaskUs ("TASK" or the "Company")** on 8/22/25, **Think Investments ("Think" or "we")** has determined to share its evaluation on the offer from **Blackstone and the founders (the "Buyers" or the "Buyer Group")** to take the Company private for a **price of $16.50/share**

- Think Investments has been a long-term investor in TaskUs with an initial position established in August 2022 – based on the Company's strong track record of execution (including impressive outperformance in Q1'25 and Q2'25 following the deal's announcement), a compelling opportunity to unlock value via artificial intelligence tailwinds, and our relative valuation analysis, Think believes **$25.00/share** reflects a fair valuation for TASK and we therefore **intend to vote against the proposed transaction in the majority-of-the-minority vote**

- The relative valuation analysis in the fairness opinion relies on public comparables and precedent transactions that appear to have been deliberately selected due to their low valuation multiples as opposed to an earnest assessment of both financial and qualitative similarities:
  - While TASK consensus estimates project **revenue growth of 17% in 2025 and 10% in 2026**, the fairness opinion peer group is only expected to grow **3% (median) in both years**; further, **three of the four fairness opinion comps have more net debt than equity value**, with implied **net leverage in the ~2.5-3.5x** range relative to **TASK's 0.3x net leverage**
  - We view the **recent acquisition announcement of WNS by Capgemini** as the most relevant precedent transaction – this pending transaction implies a **~12x EV/LTM EBITDA multiple vs. the fairness opinion's 6.8x precedent transaction median;** WNS was omitted from the Company's valuation materials

- Year to date, **TASK has meaningfully outperformed expectations**, which we believe the $16.50/share offer fails to reflect:
  - In Q1'25 results (simultaneous to the acquisition's announcement), the Company **beat consensus revenue and Adj. EBITDA estimates by +2.5% and +9.0%**, respectively; this outperformance strengthened further in Q2'25, with **revenue and Adj. EBITDA beating estimates by +8.3% and +16.1%**, respectively
  - *"So we do think there's upside potential on these numbers. To simply get to 12% to 13% growth is very achievable." –Q4'24 Earnings Call*
  - Importantly, Evercore's fairness opinion valuation relies on **Company-provided projections that TASK appears to be substantially outperforming** in just the first quarter since the deal's announcement – we believe this alone warrants an offer price revision

- Additionally, multiple characteristics of the deal process strike us as concerning and indicate a lack of minority shareholder consideration:
  - TASK's **Q2'25 share repurchases reached their highest levels since Q4'23**, just days before the acquisition was announced – these transactions equate to **>8% of shares currently held by minority shareholders**
  - The Buyer's proposal was well timed to exploit market turbulence amid negative geopolitical headlines; the press release announcing the take-private claims to deliver *"a premium of approximately 26% to TaskUs' 30-day volume-weighted average price (VWAP)"* – however, this is **misleading considering the prior 30-day period almost perfectly coincides with the tariff-driven market selloff**
    - **The Nasdaq has rallied 20% since the deal's announcement and 41% since April 2025 lows** at the peak of tariff-related uncertainty
  - The **Buyer Group could also take TASK public in India considering peers trade for significant premiums** relative to US markets – this may also explain why the founders are fully rolling their equity stakes into the take-private transaction

- Management commentary and fundamentals support Think's view that **TaskUs is positively situated to embrace AI**:
  - The Company's commentary regarding AI representing a headwind to TASK stands in stark contrast to actual performance – **AI Services was the fastest scaling portion of the business** for two quarters in a row, **growing 65.5% YoY in H1'25**
  - *"At TaskUs, **we intend to be an AI winner**… We are excited about this first element of our strategy to ensure that **TaskUs is well positioned for BPO's AI-centric future**…" –Q4'24 Earnings Call*

Think believes the Buyer Group's offer to take TaskUs private at $16.50/share materially undervalues the business – we view $25.00/share as a fair value for the Company

Source: Bloomberg as of 8/22/25, company filings, transcripts.

think
INVESTMENTS

Company's Statements are Difficult to Accept at Face Value

Buyer Group & Company Position	Think Investments Response
The $16.50/share Offer Price is Fair Considering AI Risks • *"The $16.50 per share all-cash offer delivers value and certainty for TaskUs' shareholders amidst an uncertain environment that continues to be impacted by AI"* • *"The transaction is fair based on expected earnings trajectory of the Company and no impact from AI"*	• Think questions why the Buyer Group would underwrite a multiyear investment in the Company if AI truly presents the risk profile that the Company and Buyer Group use to justify the $16.50/share offer • We also note the founders intend to substantially roll their entire equity stakes into the take-private transaction, further indicating confidence in TASK's trajectory • Think also questions the sanctity of the projections considering the Buyer Group's current ownership sits above 80% of total shares outstanding • Blackstone previously sold shares in two separate transactions for $21.74/share (~20x EV/NTM Adj. EBITDA) and $61.44/share (~32x EV/NTM Adj. EBITDA) in June 2021 and October 2021, respectively
The Transaction Process was Conducted in Good Faith • *"The Special Committee negotiated to improve value, terms and certainty…"* • *"Evercore rendered its oral opinion to the Special Committee to the effect that, as of May 8, 2025, and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in its opinion, the Merger Consideration was fair…"*	• According to the Company itself: *"From the outset, the Buyer Group stated unequivocally that it would not consider other alternative sale transactions"* • Think questions how the Special Committee can reasonably conclude the $16.50/share offer price represents an "attractive risk-adjusted value" without engaging in a standard auction process to maximize price discovery • Relatedly, the Buyer Group could take TASK public in India where relevant public comparables frequently trade at EV/NTM Adj. EBITDA multiples in the mid-to-high-teens range

The Deal's Valuation Framework is Reasonable
• The Special Committee and the Buyer Group defend the $16.50/share offer by pointing to TASK's "peer" median multiple of 4.9x EV/2026E Adj. EBITDA and the precedent transaction median multiple of 6.8x EV/LTM Adj. EBITDA (per proxy)
• *"Since announcement of the transaction… peers are down ~10%..."*
	• The public comparables and precedent transactions used to defend the proposed valuation reflect an unrepresentative universe of companies from both qualitative and fundamental perspectives
	   • For example, the TDCX precedent transaction included in the fairness opinion, which sold for just 5.2x EV/LTM Adj. EBITDA, had 11.8 million shares dissent the transaction representing ~57% of the minority shares
	• Think's independent precedent transactions and public comparables, informed by our long-term coverage of the space, suggest a fair EV/2026E adj. EBITDA multiple range of 8-12x
	   • Therefore, Think considers the argument that peers have traded down ~10% since the deal's announcement to be a red herring since the selected comps are unreasonable to begin with

Source: Bloomberg, company filings, transcripts.

think
INVESTMENTS

Public Peer Valuations Merit a Meaningful Step-up

- Based on Think's evaluation of TASK's public peer landscape, **we believe an EV/2026E EBITDA multiple range of 8-12x is justified**
- Think believes the public comparables selected in support of the $16.50 offer price were "cherrypicked" with the intention of meaningfully understating TASK's implied valuation:
    - Consensus estimates project revenue growth for TASK of 17% in 2025 and 10% in 2026 relative to the merger proxy's peer group median of only 3% growth in both years
    - Three of the four comps used in the fairness opinion (disclosed in the merger proxy) have more net debt than equity value, with implied net leverage in the ~2.5-3.5x range relative to TASK's minimal net leverage
    - TASK's growth prospects, customer base quality, and service complexity also warrant a material premium over the fairness opinion peer universe

Public Comparables

Company	Price (08/22/25)	FD Equity Value	Implied Net Debt	Enterprise Value	EV / Revenue 2025E	EV / Revenue 2026E	EV / Adj. EBITDA 2025E	EV / Adj. EBITDA 2026E	Price / Adj. EPS 2025E	Price / Adj. EPS 2026E	Revenue Growth 2025E	Revenue Growth 2026E	EBITDA Margins 2025E	EBITDA Margins 2026E	Net Debt /[1] 2025E EBITDA
TaskUs	$16.50	$1,568	$69	$1,637	1.4x	1.3x	6.5x	5.7x	10.0x	9.8x	17.1%	9.8%	21.7%	22.3%	0.3x
Proxy Peer Group															
Teleperformance	$81.04	$4,711	$5,259	$9,970	0.9x	0.8x	4.4x	4.0x	5.3x	4.5x	3.0%	8.2%	19.8%	19.9%	2.3x
Concentrix	$49.19	$3,100	$5,475	$8,575	0.9x	0.9x	5.6x	5.4x	4.2x	3.9x	1.6%	3.1%	15.7%	15.8%	3.6x
TELUS Int'l	$3.91	$1,088	$1,407	$2,495	0.9x	0.9x	6.3x	5.8x	12.6x	9.4x	3.1%	3.1%	14.5%	15.2%	3.5x
IBEX	$29.39	$393	$79	$472	0.8x	NA	6.6x	NA	10.1x	9.1x	7.4%	NA	12.8%	NA	1.1x
Mean					0.9x	0.8x	5.7x	5.1x	8.1x	6.7x	3.8%	4.8%	15.7%	17.0%	2.6x
Median					0.9x	0.9x	5.9x	5.4x	7.7x	6.8x	3.1%	3.1%	15.1%	15.8%	2.9x
Think-selected Peer Group															
Genpact	$44.22	$7,706	$864	$8,570	1.7x	1.6x	9.2x	8.4x	12.5x	11.4x	5.4%	6.7%	18.5%	19.0%	0.9x
Exlservice	$43.21	$6,979	($10)	$6,969	3.4x	3.0x	15.5x	13.8x	22.7x	20.0x	12.5%	11.4%	21.7%	21.9%	0.0x
Firstsource	$4.20	$2,901	$272	$3,173	3.0x	2.6x	19.1x	16.4x	35.6x	28.4x	17.5%	13.9%	15.8%	16.2%	1.6x
Sagility	$0.52	$2,430	$121	$2,551	3.3x	2.9x	14.4x	12.4x	29.9x	23.6x	20.7%	14.3%	23.3%	23.6%	0.7x
Eclerx	$45.63	$2,145	($76)	$2,069	4.7x	4.1x	18.7x	16.3x	30.4x	26.0x	14.6%	13.1%	25.0%	25.3%	-0.7x
Mean					3.2x	2.9x	15.4x	13.5x	26.2x	21.9x	14.1%	11.9%	20.9%	21.2%	0.5x
Median					3.3x	2.9x	15.5x	13.8x	29.9x	23.6x	14.6%	13.1%	21.7%	21.9%	0.7x
Combined Peer Group															
Mean					2.2x	2.1x	11.1x	10.3x	18.1x	15.2x	9.5%	9.2%	18.6%	19.6%	1.4x
Median					1.7x	2.1x	9.2x	10.4x	12.6x	11.4x	7.4%	9.8%	18.5%	19.4%	1.1x

[1] Net Debt represents implied net debt as calculated by subtracting equity value from enterprise value.
Note: Figures in millions USD except for share price; TASK figures reflect share count and net debt as of Q2'25; TASK share price reflects Buyer Group offer.
Source: Capital IQ as of 8/22/25, company filings.



Precedent Transactions Similarly Supportive of Offer Upside

- Think's assessment of precedent transactions similarly supports a step-up in the Buyer Group's proposed offer price – our analysis excludes the TDCX and Startek acquisitions considering both were in decline at the time of acquisition and subscale relative to TASK, among other discrepancies

- We agree with the inclusion of the Majorel and Webhelp deals as more relevant precedents (7.7x and 11.8x EV/LTM EBITDA multiples, respectively)

- In addition to these two deals, we view the recent acquisition announcement of WNS by Capgemini as the most relevant precedent transaction – this pending transaction implies a ~**12x EV/LTM Adj. EBITDA multiple** despite a meaningfully lower growth profile than TASK

    - Relatedly, the premium offered by Capgemini to acquire WNS (Jul-25) is 1.9-2.7x larger than the premium implied by the Buyer Group's offer when compared on a 90-day, 6-month, and 1-year basis (despite TASK's superior growth profile)

    - While the Buyer Group announced that its offer represents a 26% premium to TASK's 30-day VWAP, we believe this unfairly characterizes the true upside offered to TASK shareholders considering 1) markets were at lows in the weeks leading to the deal announcement due to uncertainty around US tariffs, and 2) strong Q1'25 and Q2'25 earnings beats weren't provided the opportunity to influence the stock

Precedent Transactions

Target	Buyer	Announ. Date	Offer Price	Shares Out.	Equity Value	Net Debt	Enterprise Value	LTM Adj. EBITDA[1]	EV/LTM Adj. EBITDA
WNS Limited	Capgemini	Jul-25	$76.50	42.9	$3,281	$45	$3,326	$274	12.1x
Majorel	Teleperformance	Apr-23							7.7x
Webhelp	Concentrix	Mar-23							11.8x
Mean									**10.5x**
Median									**11.8x**



Premium to VWAP

- 90 Days: TaskUs 14%, WNS 27% (1.9x)
- 6 Months: TaskUs 11%, WNS 29% (2.7x)
- 1 year: TaskUs 14%, WNS 36% (2.5x)

■ TaskUs   ■ WNS



TASK Pre-Announcement Share Price

[1] Defined as LTM company-reported Adjusted Operating Income plus depreciation and amortization (burdened by SBC for conservatism).
Note: Figures in millions USD.
Source: Capital IQ as of 8/22/25.



Multiple Valuation Methodologies Confirm the Offer is Opportunistic

> - Based on an EV/2026E Adj. EBITDA multiple range of **8-12x** as informed by our relative valuation analysis, Think believes **$25.00/share** represents a fair value for the Company

	Buyer Group Offer	Public Comps + Precedent Transactions		
		Low	Mid	High
Valuation Multiple				
LTM Adj. EBITDA	7.0x	10.3x	12.9x	15.5x
2025E Adj. EBITDA	6.7x	9.2x	11.5x	13.8x
2026E Adj. EBITDA	5.8x	8.0x	10.0x	12.0x
EBITDA				
LTM Adj. EBITDA	$232[1]		$232[2]	
2025E Adj. EBITDA	$243[1]		$260[2]	
2026E Adj. EBITDA	$280		$300	
Enterprise Value	**$1,637**	**$2,400**	**$3,000**	**$3,600**
(-) Net Debt	($69)	($69)	($69)	($69)
Equity Value	**$1,568**	**$2,331**	**$2,931**	**$3,531**
(/) FDSO	95.0	95.5	96.2	96.7
Share Price (Offered/Implied)	**$16.50**	**$24.40**	**$30.47**	**$36.53**
% Premium vs. Buyer Group Offer		*47.9%*	*84.7%*	*121.4%*

[1] *Reflects the Company's "Case A Forecasts" disclosed in the Merger Proxy.*
[2] *Reflects Think's estimates based on the annualization of quarterly beats in 2025 YTD and the partial pass-through of the 2025 annualized beats into 2026; Think's EBITDA estimates also align with 1) the annualization of Q2'25 EBITDA for the FY'25 EBITDA estimate, and 2) the same year-over-year EBITDA growth rate from "Case A Projections" for the FY'26 EBITDA estimate.*
Note: reflects current net debt and fully diluted shares; FDSO based on treasury stock method.
Source: Capital IQ as of 8/22/25, Bloomberg, company filings.



Concerning Deal Dynamics Cast Additional Doubt on Buyers' Offer

- Think questions the timing and magnitude of TASK's share repurchases in Q2'25, all of which occurred just prior to the deal's announcement on May 5, 2025
  - TASK repurchased 1.4 million shares in the Q2'25 period preceding the acquisition, representing ~$18 million, or over >8% of the current minority shareholders' total shares
  - Further, the Company paid an average price of ~$13/share, roughly inline with the artificially suppressed 30-day VWAP
- Blackstone's sales of TASK shares have totaled nearly $650 million – these share sales equated to EV/NTM Adj. EBITDA multiples of ~20x and ~32x in June 2021 and October 2021, respectively[1]; the Buyer Group is now offering to take the Company private again for <6x EV/NTM Adj. EBITDA
- We also note TASK's financial results through Q2'25 have demonstrated substantial outperformance relative to expectations
  - In Q1'25 results (simultaneous to the acquisition's announcement), the Company beat consensus revenue and Adj. EBITDA estimates by +2.5% and +9.0%, respectively; this outperformance strengthened further in Q2'25, with revenue and Adj. EBITDA beating estimates by +8.3% and +16.1%, respectively
  - This immediate post-announcement outperformance raises concerns about the credibility of the projections used in the fairness opinion



TASK Share Repurchases



Blackstone's Transactions

[1]*June 2021 EV/NTM Adj. EBITDA multiple of 20x represents enterprise value as of 6/15/21 based on date included in Blackstone's form 4 and Adj. EBITDA estimate as of 7/6/21 due to delay in broker projections following TASK's IPO.*
Source: Capital IQ as of 8/22/25, Bloomberg, company filings.

